UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
O2, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
December 16, 2021

Physical address of issuer
6545 Market Ave. North, STE 100, North Canton, OH 44721

Website of issuer
https://www.drinko2.com

Current number of employees
10

	Most recent fiscal year-end 2022	Prior fiscal year-end 2021
Total Assets	$1,267,778	$1,044,426
Cash & Cash Equivalents	$204,565	$206,520
Accounts Receivable	$61,120	$169,428
Short-term Debt	$1,090,960	$1,195,997
Long-term Debt	$3,323,615	$1,000,000
Revenues/Sales	$2,852,887	$2,912,988
Cost of Goods Sold	$1,335,402	$1,318,466
Taxes Paid	$0	$0
Net Income (Loss)	($4,118,404)	($2,603,274)

EXHIBITS
EXHIBIT A: Annual Report
EXHIBIT B: Financials

EXHIBIT A
Annual Report PART II OF OFFERING STATEMENT (EXHIBIT A TO Form C-AR)

July 25, 2023

O2, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each reader is urged to read this Form C-AR and the Exhibits hereto in their entirety.

O2, Inc. ("the Company") was incorporated on December 16, 2021 under the laws of the State of Delaware, and is headquartered in Columbus, Ohio. O2 is a hydration marketing firm that markets a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States.

The Company is located at 6545 Market Ave. North, STE 100, North Canton, OH 44721

The Company's website is https://www.drinko2.com/.

The company was operated through a predecessor company, The Livewell Collective, LLC which did business as O2 Beverage. The Livewell Collective, LLC was formed on July 1, 2010 in Ohio and is headquartered in North Canton, Ohio.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business. The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are, or become, contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in its products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

The Company operates in a business that is highly regulated and subject to liability concerns. Compliance with regulatory requirements and changes in regulations could result in expenses and in diversion of management attention to the operations of the business. As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA). The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business. The adverse effect depends on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway to maintain operation, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

BUSINESS

Description of the Business

O2 Pure Hydration, is a hydration marketing firm. We market a line of proprietary hydration products in conventional retail, ecommerce, and fitness channels throughout the United States.

On December 16, 2021, O2 Inc. was incorporated and acquired all assets and operations of our predecessor company, The Livewell Collective, LLC. The business was previously operated through The Livewell Collective, LLC, and all business operations, leadership team, accounts and finances have carried over to operation under O2, Inc. The Livewell Collective, LLC was originally formed in July of 2010.

This Form C-AR describes the Offerings of O2, Inc., but contains descriptions of the operations and financial statements of operation under the predecessor company, The Livewell Collective, LLC.

Business Plan

O2 is an award-winning, Inc. 5000 brand formulating clean hydration and recovery beverages with a community-first, carbon-neutral business model. Our omnichannel sales strategy utilizes direct-to-consumer and wholesale to drive trial & subscriptions.

We created O2 to meet growing demand in the sports drink market for clean, great-tasting hydration without "junk".

PROBLEM

We believe too many sports drinks are unhealthy, bad for your body, and not very Earth-friendly; too many calories, too much sugar, filled with syrupy-tasting chemicals - and packaged in single-use plastic that's wrecking the planet.

SOLUTION

O2 makes great-tasting, clean hydration with 1g total sugar, 15 calories, and 20% more electrolytes than some big brands. Our patent-pending oxygenation process delivers a crisp, refreshing mouthfeel that leaves you feeling light without the carbonated bloat. We're 100% carbon neutral with a digital-first business model and product line we believe are fit for the 21st century.

O2'S ADVANTAGE

Most drink brands have high marketing and customer acquisition costs while battling for retail shelf space. Our approach offers an alternative, with growth achieved through innovative marketing campaigns, proprietary partnership tech, and a presence in large gyms (e.g., LifeTime) and thousands of independent locations (e.g., CrossFit).

<u>TRACTION</u>

O2 has increased in revenue each year since inception (2015), and grew gross revenue from $1.8M in 2019 to $5.1M in 2020, with no budget or headcount increase. Our proprietary partnership platform helped grow customers 5x and help thousands of gyms through COVID. Our industry innovations earned coverage in Entrepreneur ("Growth During A Crisis: How O2 Founder Dave Colina 5x'd His Business") and Forbes ("How O2 Helped Keep America's Gyms Open"), as well as BevNET's Best Beverage Marketing Campaign award in 2020.

Today, O2 is sold in thousands of gyms and retailers. We aim to optimize both DTC and gym sales to create a powerful flywheel to drive awareness, trial, and loyalty without the capital intensity of other brands.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Dave Colina	Founder & CEO	Responsible for leading O2's strategy and operation, marketing campaigns, and partnerships.
Dr. Daniel Kim	Chief Medical Officer	Responsible for leading O2's medical innovation and research & development activities.
David Langerud	CFO & COO	Responsible for leading all operations, finance, accounting, human resources
Katrina Hahn	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Stephanie Fortener	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Dan Crane	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Scott Kiefer	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.
Jeff Rosenblum	BOD Member	Responsible for deciding on O2 strategic decisions and advising on business operations with the other board members.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock and Equity Equivalents	160,859	Yes	N/A	N/A	N/A
Series A-1 Preferred Stock	25,152	Yes, as described in the COI	N/A	N/A	N/A
Series A-2 Preferred Stock	21,114	Yes	N/A	N/A	N/A
Equity Incentive Plan	25,945	Yes, if exercised	N/A	N/A	N/A

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
David Colina	65,946 Common Shares	31.84%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.
O2, Inc., ("the Company") was incorporated on December 16, 2021 under the laws of the State of Delaware, and is headquartered in North Canton, Ohio. O2 Beverage, is a hydration marketing firm. We market a line of proprietary

hydration products in conventional retail, ecommerce, and fitness channels throughout the United States. The Company's fiscal year end is December 31st.

The Company expenses the cost of advertising and marketing as incurred. For the year ended December 31, 2021 and December 31, 2022, advertising expenses charged to operations totaled $465,737 and $558,467 respectively, and is included in sales and marketing costs. Research and development costs consist primarily of consulting and materials costs. The Company recognizes research and development expenses in the period in which it becomes obligated to incur such costs. The total cost charged for the years ended December 31, 2022 and December 31, 2021 is $5,784 and $2,000 respectively.

Liquidity and Capital Resources
The company has approximately $204,565 cash on hand as of December 31, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future outside of normal business development and operation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Readers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Readers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $27,300,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	Dec 30, 2021	Regulation CF	Preferred Equity	$1,371,042	General & Admin, Team expansion, Sales & Marketing

As the business previously operated under The Livewell Collective, LLC, there have been prior offerings of The Livewell Collective, LLC to facilitate business operation and development of O2.

Dilution

When the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company.

This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

	/s/ *David Colina*
	David Colina
	(Signature)
	David Colina
	(Name)
	Founder & CEO
	(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

	/s/ *David Colina*
	David Colina
	(Signature)
	David Colina
	(Name)
	Founder & CEO
	(Title)
	(Date)

	/s/ **Dr. Daniel Kim**
	Dr. Daniel Kim
	(Signature)
	Dr. Daniel Kim
	(Name)
	Chief Medical Officer
	(Title)
	(Date)

	/s/ **Katrina Hahn**
	Katrina Hahn
	(Signature)
	Katrina Hahn
	(Name)
	Board of Directors' Member
	(Title)
	(Date)

	/s/ **Stephanie Fortener**
	Stephanie Fortener
	(Signature)
	Stephanie Fortener
	(Name)
	Board of Directors' Member
	(Title)
	(Date)

	/s/ **Dan Crane**
	Dan Crane
	(Signature)
	Dan Crane
	(Name)
	Board of Directors' Member
	(Title)
	(Date)

	/s/ **Scott Kiefer**
	Scott Kiefer
	(Signature)
	Scott Kiefer
	(Name)
	Board of Directors' Member
	(Title)
	(Date)

	/s/ **Jeffrey Rosenblum**
	Jeffrey Rosenblum
	(Signature)
	Jeffrey Rosenblum
	(Name)
	Board of Directors' Member
	(Title)
	(Date)

	/s/ *David Langerud*
	David Langerud
	(Signature)
	David Langerud (Name)
	CFO and COO (Title)
	(Date)

Instructions.

 1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C.

1001.

EXHIBIT B
Financials

O2 Inc
Profit and Loss
January 2020 - December 2022

UNAUDITED

	Jan - Dec 2020	Jan - Dec 2021	Jan - Dec 2022	Total
Income				
Product Sales	5,014,903.13	3,797,686.42	3,480,451.14	12,293,040.69
Shipping Income	94,798.50	71,304.21	81,758.53	247,861.24
zAllowances				0.00
Coupons	(12,590.73)	(7,321.26)	(14,984.64)	(34,896.63)
MCB	(200,628.15)	(247,123.69)	(104,180.96)	(551,932.80)
Refunds	(28,991.16)	(27,403.03)	(12,685.31)	(69,079.50)
Sales Discounts	(1,258,529.00)	(674,154.88)	(577,471.04)	(2,510,154.92)
Slotting	(43,191.74)			(43,191.74)
Total zAllowances	**(1,543,930.78)**	**(956,002.86)**	**(709,321.95)**	**(3,209,255.59)**
Total Income	**3,565,770.85**	**2,912,987.77**	**2,852,887.72**	**9,331,646.34**
Cost of Goods Sold				
5000 Cost of Goods Sold	1,158,162.45	937,390.90	1,088,492.43	3,184,045.78
Damages	55.62		70.96	126.58
Freight In	87,939.41	71,009.84	177,915.22	336,864.47
Inventory Shrinkage	250,203.06	310,064.98	68,924.16	629,192.20
Spoilage/Disposal	4,971.70			4,971.70
Total Cost of Goods Sold	**1,501,332.24**	**1,318,465.72**	**1,335,402.77**	**4,155,200.73**
Gross Profit	**2,064,438.61**	**1,594,522.05**	**1,517,484.95**	**5,176,445.61**
Expenses				
5050 Freight Out	1,312,217.58	1,028,023.38	1,290,157.44	3,630,398.40
6000 Warehouse and Fulfillment				0.00
Fulfillment Fees	53,985.60	17,264.74	97,484.48	168,734.82
Merchant Processing Fees	116,051.54	67,567.44	122,594.68	306,213.66
Misc. Packaging	48,547.17	30,796.85	24,183.18	103,527.20
Warehousing	84,992.96	68,103.93	78,210.36	231,307.25
Total 6000 Warehouse and Fulfillment	**303,577.27**	**183,732.96**	**322,472.70**	**809,782.93**
7000 Advertising and Marketing				0.00
Advertising	164,859.15	465,737.94	558,467.27	1,189,064.36
Conference Fees	823.00	249.00	660.31	1,732.31
Donations	32,366.64	18,108.19	7,212.11	57,686.94
Investor Ad Spend			81,130.75	81,130.75
Marketing				0.00
Customer Facing	167,878.85	308,644.67	381,059.79	857,583.31
Marketing-Agency Fees		105,579.84	189,807.10	295,386.94

Total Marketing	**167,878.85**	**414,224.51**	**570,866.89**	**1,152,970.25**
Promotional Gifts	79,379.11	76,078.74	135,109.28	290,567.13
Public Relations	9,184.32	10,076.42	0.00	19,260.74
Sampling	20,623.64	34,573.62	107,797.73	162,994.99
Software Expense	26,441.74	44,054.15	64,236.76	134,732.65
Sponsorships	18,959.65	9,970.00	237,705.84	266,635.49
Total 7000 Advertising and Marketing	**520,516.10**	**1,073,072.57**	**1,763,186.94**	**3,356,775.61**
8000 General and Administrative				0.00
Bad Debt	14,221.40	0.00		14,221.40
Bank Service Charges	(210.81)	554.49	3,217.63	3,561.31
Dues and Subscriptions				0.00
Technology	50,593.73	85,902.48	68,925.68	205,421.89
Total Dues and Subscriptions	**50,593.73**	**85,902.48**	**68,925.68**	**205,421.89**
Finance Charges	26,420.90	34,349.39	13,460.44	74,230.73
Insurance Expense	23,822.96	69,121.76	55,497.95	148,442.67
Licenses and Fees	3,527.50	16,624.72	6,018.85	26,171.07
Meals and Entertainment	788.44	442.60	8,802.54	10,033.58
Miscellaneous Expense	4,017.22	5,026.69	5,024.79	14,068.70
Office Supplies	6,333.73	7,159.54	15,068.66	28,561.93
Postage and Delivery	8,118.12	18,273.73	16,272.73	42,664.58
Printing and Reproduction	15,062.86	2,048.08	9,492.49	26,603.43
Professional Fees				0.00
Accounting	123,063.43	224,844.38	89,382.53	437,290.34
Consulting	201,504.00	87,902.48	134,555.48	423,961.96
Legal	35,040.25	108,258.50	158,288.55	301,587.30
Total Professional Fees	**359,607.68**	**421,005.36**	**382,226.56**	**1,162,839.60**
Rent Expense	10,500.00	10,675.00	11,010.00	32,185.00
Repairs and Maintenance			213.08	213.08
Salaries & Payroll Taxes				0.00
Benefits	37,368.42	44,455.54	82,256.21	164,080.17
Bonus	8,167.93	114,381.04	39,248.29	161,797.26
Commissions	102,299.57	135,089.90	12,258.11	249,647.58
Computer/Cell Phone and Internet Expenses	8,549.73	5,640.61	10,505.30	24,695.64
Contract Labor	14,381.13	16,094.00	59,163.52	89,638.65
Gym Membership-Reimbursements			5,673.21	5,673.21
Management Fees			107,624.97	107,624.97
Partner Payments	67,950.77	140,000.00	0.00	207,950.77
Payroll Company Fees	1,119.13	1,381.31	5,424.16	7,924.60
Payroll Taxes	55,064.34	47,058.72	87,697.47	189,820.53
Recruiting Fees	39,056.50	1,050.00	8,228.95	48,335.45
Salaries	572,400.49	538,567.12	977,018.42	2,087,986.03
Training and Education	99.81	6,334.21	80.71	6,514.73
Total Salaries & Payroll Taxes	**906,457.82**	**1,050,052.45**	**1,395,179.32**	**3,351,689.59**
Taxes	62,474.07	(15,006.90)	64,446.21	111,913.38

Travel Expense	5,427.63	8,051.86	56,404.35	69,883.84
Utilities	6,729.01	5,882.73	3,972.45	16,584.19
Total 8000 General and Administrative	**1,503,892.26**	**1,720,163.98**	**2,115,233.73**	**5,339,289.97**
Product Research & Development				0.00
Research and Development	865.00	2,000.00	5,784.57	8,649.57
Total Product Research & Development	**865.00**	**2,000.00**	**5,784.57**	**8,649.57**
Selling Expenses				0.00
Brand Ambassador	26,716.12	8,525.95		35,242.07
Total Selling Expenses	**26,716.12**	**8,525.95**	**0.00**	**35,242.07**
Uncategorized Expense		1,185.80	0.00	1,185.80
Total Expenses	**3,667,784.33**	**4,016,704.64**	**5,496,835.38**	**13,181,324.35**
Net Operating Income	**(1,603,345.72)**	**(2,422,182.59)**	**(3,979,350.43)**	**(8,004,878.74)**
Other Income				
Interest income	1,941.22	3,571.56	7,825.60	13,338.38
Other Income	154,300.00	10.00	0.24	154,310.24
Total Other Income	**156,241.22**	**3,581.56**	**7,825.84**	**167,648.62**
Other Expenses				
Depreciation and Amortization Expense	6,839.54	1,426.42	1,476.60	9,742.56
Foreign Currency Conversion				0.00
Interest Expense	113,811.32	161,774.53	11,918.39	287,504.24
Interest Expense-Crane Investment Group			68,362.63	68,362.63
Interest Expense-Jeff Rosenblum			69,124.20	69,124.20
Prior Year Expense		21,472.83	(4,002.38)	17,470.45
Total Other Expenses	**120,650.86**	**184,673.78**	**146,879.44**	**452,204.08**
Net Other Income	**35,590.36**	**(181,092.22)**	**(139,053.60)**	**(284,555.46)**
Net Income	**(1,567,755.36)**	**(2,603,274.81)**	**(4,118,404.03)**	**(8,289,434.20)**